October 15, 2015

RE: Get cash now from your Landmark Apartment Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Landmark Apartment Trust, Inc. investment and regain control of your money.  Right now, MacKenzie Realty Capital, Inc. will pay you $5.10 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Landmark to decide if or when you get your money back. But this offer expires on November 18, 2015, so you must act soon.

Why take advantage of this opportunity today?
•
Guarantee your cash now. Landmark has an infinite life, and though it has announced plans to list on the New York Stock Exchange there is no guarantee this will happen soon, or at all, at a price higher than we are offering.  Further, if it happens, it will be in a "staged listing" where you can sell only 25% of your Shares at listing, and the rest in 25% increments in the future after they are converted in stages into Class A Stock.  Sell today and ensure you get your money out from this security.

•	Highest Offer Price. This is the highest price we have offered yet.
•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Landmark can be very difficult to sell. It can take weeks or months to find an interested buyer and Landmark may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Landmark confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
Pat Patterson
Chairman

P.S. Remember, this offer expires November 18, 2015 (unless extended). So don't delay. Fill out and mail in the Landmark Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 1,300,000 Shares at a price of $5.10 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, by calling or writing us for a free copy, or at www.mackenziecapital.com/tenders/landmark.pdf.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON November 18, 2015, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.